

EASTMAIN

Eastmain Resources Inc.
THIRD QUARTERLY REPORT
FOR THE PERIOD ENDING APRIL 30, 2002



Highlights

- **Major drilling and stripping program at Clearwater – managed by Eastmain**
- **Assays pending on Abitibi Extension Project**
- **Precious Metal Funds complete $1.83 M placement in Eastmain**

Clearwater Project, Quebec

Preparations are underway to begin a 10,000-metre diamond drill program and a five-kilometre trenching and channel sampling campaign at Clearwater, Québec. The primary objectives of the drill campaign are to test the Eau Claire Gold Deposit laterally and at depth, and to test other gold-bearing veins not included in the resource. The program is expected to begin in mid-July and will continue into October.

Eastmain has acquired the right to manage the Clearwater gold Project and increase its ownership from 50% to 75%. Under the terms of a recent agreement, Eastmain will acquire one-half of SOQUEM's interest in the project for $2.5 Million in work expenditures. Eastmain's expenditures are eligible for a 57% rebate from the government of Québec resulting in a net earn-in cost of $1.075 million. Project logistics improve dramatically as Hydro Québec begins construction of a new road and power line within two kilometres of the property. The new road is expected to reach the Eastmain River by the fall of 2002.

Abitibi Extension Project, Ontario

Five drill holes were completed at Chabbie Lake and eight holes tested airborne electromagnetic targets on the North French claim block. Drill core samples have been submitted for gold and base metal assays. Basal till samples were also cored on the North French claim block and have been submitted to Overburden Drilling Management Limited for kimberlitic indicator minerals (KIM's) analysis. The presence of KIM's may be indicative of diamond deposits nearby.

Financial

As at April 30, 2002 the working capital of the Corporation was $705,124. Eastmain contributed $661,914 in deferred exploration expenditures. Revenue for the nine-month period was $66,256 while operating expenses totaled $168,009. Subsequent to the reporting period, the Company raised $1,830,000 in a private placement with Sprott Asset Management Inc., Dundee Precious Metals Inc and LOM Group.

Donald J. Robinson,
President and Chief Executive Officer
June 27, 2002

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	April 30, 2002 (Unaudited)	July 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 635,022	$ 588,379
Marketable securities	49,125	226,203
Prepaid and sundry receivables	20,977	36,938
	705,124	851,520
Capital assets	3,879	4,605
Mining properties	910,348	807,396
Deferred exploration expenditures	6,307,574	5,895,660
	$ 7,926,925	$ 7,559,181
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 60,465	$ 148,437
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares		
Issued		
Common shares (Note 2)	10,332,338	9,822,338
Deficit	(2,465,878)	(2,411,594)
	7,866,460	7,410,744
	$ 7,926,925	$ 7,559,181

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Nine Months Ended April 30, 2002	Nine Months Ended April 30, 2001
Revenue				
Interest and dividends	$ 5,490	$ 15,219	$ 19,134	$ 32,583
Management fees	6,857	5,048	47,122	19,405
	12,347	20,267	66,256	51,988
Expenses				
Amortization	242	2,012	726	6,037
General and administration	40,443	68,451	167,283	140,674
	40,685	70,463	168,009	146,711
Loss for the period before the following:	(28,338)	(50,196)	(101,753)	(94,723)
Gain (loss) on sale - marketable securities	36,518	635	47,469	(130,794)
Income (loss) for the period	8,180	(49,561)	(54,284)	(225,517)
DEFICIT, beginning of period	(2,474,058)	(2,410,532)	(2,411,594)	(2,234,576)
DEFICIT, end of period	$ (2,465,878)	$ (2,460,093)	$ (2,465,878)	$ (2,460,093)
Income (loss) per share (Note 5)	$ 0.0004	$ (0.002)	$ (0.005)	$ (0.005)

EASTMAIN RESOURCES INC.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Nine Months Ended April 30, 2002	Nine Months Ended April 30, 2001
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ 8,180	$ (49,561)	$ (54,284)	$ (225,517)
Less: Adjustments not affecting cash				
Amortization	242	2,012	726	6,037
Loss (gain) on sale of marketable securities	(36,518)	(635)	(47,469)	130,794
Changes in non-cash working capital items	(60,497)	139,445	(72,011)	60,002
	(88,593)	91,261	(173,038)	(28,684)
FINANCING ACTIVITIES				
Issue of common shares	-	-	510,000	1,207,400
INVESTING ACTIVITIES				
Acquisition of mining claims	(37,527)	(7,244)	(102,952)	(18,009)
Deferred exploration expenditures	(155,107)	(139,726)	(661,914)	(484,858)
Funding from joint venture partner	-	-	250,000	-
Net sale (purchase) of marketable securities	153,518	(4,930)	224,547	130,139
	(39,116)	(151,900)	(290,319)	(372,728)
Change in cash and cash equivalents	(127,709)	(60,639)	46,643	805,988
Cash and cash equivalents, beginning of period	762,731	1,109,601	588,379	242,974
Cash and cash equivalents, end of period	$ 635,022	$ 1,048,962	$ 635,022	$ 1,048,962

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Nine Months Ended April 30, 2002
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001. These statements follow the same accounting policies as the July 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2002 are not indicative of the results that may be expected for the full year ending July 31, 2002.

2. CAPITAL STOCK

As of April 30, 2002, the following were the shares issued and outstanding:

	Shares	Amount
Balance, July 31, 2001	20,334,469	$ 9,822,338
Flow-through private placement	2,160,000	540,000
Cost of issue	-	(30,000)
Balance, April 30, 2002	22,494,469	$ 10,332,338

3. STOCK OPTIONS

As at April 30, 2002, the Company had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
395,000	0.65	August 13, 2002
100,000	0.25	March 25, 2003
50,000	0.30	May 19, 2003
825,000	0.36	February 4, 2005
100,000	0.34	May 2006
300,000	0.26	February 6, 2007
1,770,000		

4. WARRANTS

As at April 30, 2002, the Company had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
500,000	0.80	November 2002
375,000	0.45	June 2002
200,000	0.25	December 2003
1,075,000		

5. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period. Fully diluted loss per share considered the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For the periods presented, this calculation proved to be anti-dilutive.

6. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2001 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

7. SUBSEQUENT EVENT

On May 14, 2002, the Company completed a non-brokered private placement of 6,100,000 million units for total proceeds of $1,830,000. Each unit consists of one common share and one-half of one common share purchase warrants exercisable for 12 months at $0.40 per share.

Proceeds of the placement will be used to fund exploration at the Company's Clearwater gold project and for general corporate purposes.

Supplement to Financial Statements (Prepared by Management)

Nine Months Ended April 30, 2002
(Unaudited)

As at the date of filing these interim financial statements on SEDAR, the following items were outstanding:

a) 28,594,469 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
395,000	0.65	August 13, 2002
100,000	0.25	March 25, 2003
50,000	0.30	May 19, 2003
825,000	0.36	February 4, 2005
100,000	0.34	May 2006
300,000	0.26	February 6, 2007
1,770,000		

EASTMAIN RESOURCES INC.

Supplement to Financial Statements (Continued) (Prepared by Management)
Nine Months Ended April 30, 2002
(Unaudited)

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
500,000	0.80	November 2002
375,000	0.45	June 2002
3,050,000	0.40	May 2003
200,000	0.25	December 2003
4,125,000		

This information complies with the National Instrument 62-102, Disclosure of Outstanding Share Data.